UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                              Grange National Banc Corp.
                              -------------------------
                                (Name of Issuer)



                                  Common Stock
                                  -------------
                         (Title of Class of Securities)

                                    387026107
                                 --------------
                                 (Cusip Number)

CUSIP No. 387026 10 7                    13G                  Page 1 of 3 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John W. Purtell
       SS# ###-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       N/A                                                   (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States Citizen

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            25,210 Total of which 3759 are shares subject to options
  BENEFICIALLY         exercisable within 60 days
    OWNED BY      --------------------------------------------------------------
      EACH        6    SHARED VOTING POWER
   REPORTING           0
     PERSON       --------------------------------------------------------------
      WITH        7    SOLE DISPOSITIVE POWER
                       25,210
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       25,210
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.87%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                Page 2 of 8 pages

Item 1.
         (a) Grange National Banc Corp.
         (b) 198 E. Tioga St.
             Tunkhannock, PA 18657

Item 2.
         (a) John W. Purtell
         (b) P.O. Box 82
             Main St.
             LeRaysville, PA 18829
         (c) United States citizen
         (d) Common Stock
         (e) Cusip 387026 10 7

Item 3.
         Not applicable

Item 4.
         (a) 25,210 shares beneficially owned
         (b) 6.87% of class
         (c)
             (i)   25,210
             (ii)  0
             (iii) 25,210
             (iv)  0

Item 5.
         Not applicable

Item 6.
         Not applicable

Item 7.
         Not applicable

Item 8.
         Not applicable

Item 9.
         Not applicable

Item 10.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.s

                                                    /s/ John W. Purtell
                                                    --------------------
Date February 10, 1998                                  John W. Purtell
     -----------------